Exhibit 99.4

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5235	TELEPHONE (713) 651-9191

January 26, 2012

Nexen Inc.

801-7th Avenue S.W.

Calgary, AB

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re:	Ryder Scott Company L.P. — Opinion for certain properties located in the United States Gulf of Mexico with interests owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, Ryder Scott Company L.P. (“Ryder Scott”) has conducted an independent evaluation of Nexen Inc.’s (Nexen) proved and probable oil, natural gas liquids (NGL), and gas reserves for certain properties owned by Nexen in the United States Gulf of Mexico Shelf and Deep Water.  The properties evaluated are listed in Table 1. Nexen has represented that these properties account for 3 percent of its total company proved reserves and 5 percent of its total company proved plus probable reserves on an equivalent barrel basis as of December 31, 2011, and that its reserves estimates have been prepared in accordance with the principles and definitions presented in National Instrument 51-101 — Standards of Oil and Gas Activities (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGE Handbook). We have reviewed information provided to us by Nexen that it represents to be its estimates of the reserves, as of December 31, 2011, for the same properties as those which we evaluated.

Our estimate was prepared using standard geological and engineering methods generally recognized by the petroleum industry, and the reserves principles, definitions and standards required by NI 51-101 and the COGE Handbook.  Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves and pressure transient analysis, analogy with similar reservoirs, and reservoir simulation.  The method or combination of methods used was based on our professional judgment and experience.

Nexen Estimates

Nexen has represented that estimated proved and proved plus probable reserves attributable to the evaluated properties are as follows:

Nexen’s Estimate of Reserves as of December 31, 2011

Selected Gulf of Mexico Properties Evaluated by Ryder Scott Company L.P.

	Liquids	Natural Gas	Oil Equivalent
Nexen Reserves	(millions of bbl)	(billions of cubic feet)	(millions of boe)
Working Interest (before royalty)
Total Proved	15	102	32
Total Proved plus Probable	79	201	113

Note:	Liquids include crude oil, condensate and natural gas liquids
Natural Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

SUITE 600, 1015 4TH STREET, S.W. CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550 DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Reserves Opinion

The reserves data relating to estimated proved and probable reserves contained in our report have, in all material respects, been prepared in accordance with the COGE Handbook and NI 51-101.

In comparing the detailed proved and proved plus probable reserves estimates prepared by us to those prepared by Nexen, we have found differences, both positive and negative. In our opinion, the proved and proved plus probable reserves for the reviewed properties as estimated by Nexen are, in aggregate, when compared to our estimates on the basis of equivalent barrels, reasonable because each was within 10 percent of our estimates.

Ryder Scott has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.  Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott does not have any financial interest, including stock ownership, in Nexen.  Our fees were not contingent on the results of our evaluation.

The professional qualifications for Mr. Richard J. Savoie, the technical person primarily responsible for estimating and auditing the reserves information discussed in this letter report, are included as an attachment to this letter.

This letter report has been prepared at the request of Nexen.

Sincerely,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Richard J. Savoie

Richard J. Savoie, P. E.
TBPE License No. 40538
Senior Vice President

RJS/pl

cc:	Mr. Steve Aeschbach,
Reserves Manager,
Nexen Petroleum U.S.A. Inc.

Mr. Brad Kopas,
Deloitte & Touche LLP

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Table 1

Nexen Properties Evaluated by Ryder Scott Company L.P.

United States: Gulf of Mexico properties

As of December 31, 2011

Shelf Properties
Cote de Mer	South Marsh Island 257
Eugene Island 255-57-58	Vermilion 76
Eugene Island 259	West Cameron 170
Eugene Island 295
High Island 582

Deep Water Properties

Aspen	Knotty Head
Dawson	Longhorn
Garden Banks 205	Gunnison
Mississippi Canyon 72	Tobago
Green Canyon 6	Wrigley
Green Canyon 137	Appomattox

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Richard J. Savoie was the primary technical person responsible for overseeing the estimate of the reserves, future production and income prepared by Ryder Scott presented herein.

Mr. Savoie, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Senior Vice President and also serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Savoie served in a number of engineering positions with Shell Oil Company, Union Texas Petroleum, Kaneb Operating Company, Ltd., Amax Oil and Gas, Inc., and Amerac Energy Corporation.  For more information regarding Mr. Savoie’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Savoie earned a Bachelor of Science degree in Petroleum Engineering from Louisiana State University in 1968 and is a registered Professional Engineer in the State of Texas.  He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Savoie fulfills.  As part of his 2011 continuing education hours, Mr. Savoie attended 9.5 hours of formalized training including the 2011 RSC Reserves Conference and various professional society presentations specifically relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Savoie attended an additional 25.3 hours of formalized in-house training covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 43 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Savoie has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.